curastory

Pre-Seed Deck

First to market for video sponsorship for creators.

 # PROBLEM

Content ownership + monetization is a significant issue for creators that have influential followings.

Brand marketing executives are frustrated with current digital advertising and prefer content or influencer marketing.

No easy way exists to find quality content to license from influential creators.



SOLUTION

An online marketplace where content creators upload video content for brands to sponsor.









Own Content

Creators fully own their videos within the listings.

Content Marketing

Brand marketing executives have their brand awareness displayed throughout creator video content in exchange for attribution across channels.

Content Verification

Brand marketing executives verify if creators' videos are matched to their brand story and if their followings include micro-communities they are targeting.

Connected

All problem touchpoints are alleviated through the ease of a connected content marketplace.



Market





MARKET SIZE

Total Addressable



$1 Trillion

digital ad spending*

Serviceable Addressable



$31 Billion

open platform digital ad spending*

Serviceable Obtainable



$782 Million

2.5% of open platform digital ad spending

*Statista, PwC



MARKET VALIDATION

Creators are trying to monetize on all open platforms that *include or do not include* content revenue share

Instagram



196,000

#ad or #sponsored tagged content **over 3 months***

YouTube



68% of yearly revenue

paid out to creators from **AdSense revenue**

*CrowdTangle

MARKET ADOPTION





Referrals

Exclusively starting with professional athlete and NCAA student athlete digital creators that have existing social identities.



Sales Leads

Email the business accounts of all marketing executives within the health, wellness and fitness space.



Network Effects

Allow creators to also switch to content buyers in the marketplace to promote their own brands throughout other creators' videos.



Content Marketing

Blog articles that compares our video sponsorship platform for creators, compares digital creators v. influencers and more, ranked in SEO.



Product





Video listing upload

A creator uploads video content for a listing.



curastory
Buy Content
My Content
Stats
Help
+ Upload New Video
Needs Review
Video Name
Select A Brand
$XXX.XX
Accept Bid
View More
Post To Your Media
Post Content



Buyer browses video listings

A brand marketing executive browses appropriately tagged video content listings.



curastory
Curate Content
Explore
Purchased
My Bids
Stats
Help
Search
Topic
Engagement
Price
Featured Content
Video
Video Name
Video
Video Name
Video
Video Name
Video
Video Name
View More



Buyer bids on a video listing

A brand marketing executive bids on a video content listing.



curastory
Curate Content
Explore
Purchased
My Bids
Stats
Help
Back
Emmitt Smith's legacy is about more than football
Time left to Bid:
05d:29h:45m
Instagram TV
Facebook Watch
YouTube
Pro football superstar and Dallas Cowboys legend Emmitt Smith got together with Mav Carter to talk money, life after football, and so much more. Hear Emmitt talk about his first real estate investment, how he made money as a kid to help support his mother, and how he became #MoreThanAnAthlete after his playing days were over.
Total Amount
$9,375
PLACE A BID
Posted by UNINTERRUPTED | KNEADING DOUGH
Joined Sept 2019
Collaborative movement creating everything from short form content to feature length films to interactive experiences. And we're looking to join athletes, brands and creators in generating more empowerment. More storytelling. More inspiration.
Tags:
Financial Literacy
Sports
Investing
Life After Sports

Buyer awareness ingested

Our platform gives video sponsorship details of the bid-winning brand to the creator to ingest.



Content intro / outro



During content



Creator posts to their channels

Posted to YouTube, Instagram TV, and / or Facebook Watch with integrated tracking technology.



What the user consumes on social media



Curastory tracks attribution

Content marketing buyers stress less about calculating attribution of video content campaigns.

Content Consumers   Buyer Site / App



Visits
Purchases
Conversions
*Return on
Content Spend %*



BUSINESS MODEL

we take 18% commission on each marketplace transaction

$782 Million

Content Listings with Curastory

2.5% of Available Market

$405 Average Fee

$2,250 / listing

for 1 video purchased with 1M+ proj. engagements ($30 CPM)

Packaged video pricing for:
2-5 videos $25 CPM
6-10 videos $17 CPM
10+ videos $9 CPM

$39 Million

Net Revenue

Projected by Feb 2023*

*All values are modeled, financial projections and not guaranteed * -- request for 1→3 year projections*

FOUNDING TEAM



Tiffany Kelly
Founder & CEO
Former ESPN, NBA



Shane Austrie
CTO
Former Reddit, Yelp
Y Comb SUS Top 1% Grant



Austin Schiffer
Lead UX Researcher
Former USOC



D'Bria Bradshaw, Esq.
Head of Public Policy
Former NCAA



Frankie Kastenbaum
UI / UX Designer
Former Finery



Thomas Bekman
Data Scientist
Former Maxar
Technologies



Addie Hermstad
Intern
NCAA Student Athlete



ADVISORS + STRATEGICS



Jamie Lund
Advisor
Polyphonic & Co



Maisha Leek
Advisor
Human Ventures



*Wefunder
Crowdfunding*



*IF / THEN AAAS
STEM Grant*



Strategic 2



Strategic 1

Only 4 Strategic seats at the table for our Pre-Seed Raise

Key Customers



“It is really difficult getting our content to and in front of people who want it. We have to make sure there is no disconnect between our content and our audience.”

- NFL Player



CONTENT CURATORS

A curator scorecard will be used to evaluate if a creator is a fit for the Curastory video marketplace.

SCORE	CLASSIFICATION	CURATOR NETWORK *Weight - 15%*	COMMUNITY *Weight - 30%*	CREATIVITY *Weight - 20%*	AUTHENTICITY *Weight - 20%*	TALENT *Weight - 15%*
5	*Strong match*	Curator has strong industry relationships to supplement the content brainstorm process and further amplify content. **Score 5 to 1**	Curator has a high engagement ratio across multiple channels with their unique micro-community audience. **Score 5 to 1**	Curator possesses the ability to create compelling content. **Score 5 to 1**	Curator creates content authentic to their personal brand story. **Score 5 to 1**	Curator possesses talent with the ability to create content and compel audiences. **Score 5 to 1**
4	*Good match*					
3	*Potential match*					
2	*Fair match*					
1	*Poor match*					

Accepted ➔ 25 – 16, > 3.5 weight   **Waitlisted** ➔ 15 – 10, > 2.5 weight   **Declined** ➔ < 10, < 2.0 weight

"Insights that we want are not aggregated across platforms. We need a platform that builds these analytics through user consideration and aggregation."

- Blavity Marketing Executive



CURATOR SEGMENTATION

After scorecard calculation, we then segment acceptance of curators into the platform by 3 groups.

Year 1	Years 2 – 3	Years 3 – Exit
First Gen Curators	**Second Gen Curators**	**Third Gen Curators**
❖ Professional Athletes ❖ NCAA Student Athletes	❖ Educational Creatives ❖ Personalities / YouTubers ❖ Macro, Micro, Nano Social Media Influencers	❖ Actors ❖ Filmmakers ❖ Screenwriters ❖ General Public Storytellers

Competition



User-Generated Content (UGC)

curastory

(videos)





(podcasts)

Open Marketing Platform

Closed Marketing Platform









(since we are starting with athlete digital creators)

Brand-Customized UGC

COMPETITIVE ADVANTAGE



First to Market

for transaction-based video sponsorship



Ease of Use

search by topic, micro-communities, and price



Quality Content

closed ecosystem of accepted content curators



Free Video Tools

a suite of creation, editing, and hosting tools free for the creator



Authenticity

stories curators want to tell instead of inflated, branded content



Listings

the art of bidding for content through negotiations done with 3-clicks



Curator Incentive

they can make money on top of platforms like YouTube.com



Attribution

unique identifiers assigned to video consumers that visit brand websites

Why Fund Us?





TRACTION

Currently, 100% of our leads comes from our referral acquisition channel

Supply



Agents, Talent + Players



Players



Agents + Players



Players



Agents + Players

Demand



Agency



Agency



Agency



Agency

WHY NOW?

 The biggest names in entertainment have **abandoned publishers for their own digital media channels**, such as Tom Brady, Odell Beckham Jr., Alex Morgan, Will Smith, and many more.

 On YouTube alone, there are over **50 million video creators** and growing daily with 95% of the world population tuned in and $^2/_3$ of their income coming from sponsorship.

 By 2021, NCAA student athletes can now monetize their name, image, + likeness through their content for the **first time in history.**

 **The future of content is connected** – 52% of podcasts are found through *video* and 46% through *social media* with Gen Z and millennial audiences.

USE OF FUNDING



$300,000 Needed

% breakdown included



Web App, *35%*

fully functional site



Full-Time Builders, *50%*

developer, data
scientist, and designer



Launch, *15%*

with pro athletes &
NCAA student athletes



~ 6,000 Curators

athletes retained
by end of Year 1



~ 260,000 Videos

uploaded from athletes
by end of Year 1



$2.3 million GMV

by end of Year 1



MEDIA COVERAGE













AAAS
AMERICAN ASSOCIATION FOR THE ADVANCEMENT OF SCIENCE

teen VOGUE SUMMIT 2019

USA
#SHEBELIEVES

She IS

Y STARTUP SCHOOL

KINGSCROWD
THE EQUITY CROWDFUNDING "DECISION ENGINE"

The new standard
in video sponsorship.

